                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   ALICO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    016230104
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                                 (CUSIP Number)

                   Donna H. Respress, 700 South Scenic Highway
                    Frostproof, Florida 33843 (863) 635-2251
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 5, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-(e), 240.13d-1f or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

---------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 6 pages)

CUSIP NO. 01630104
          -------------

(1)      NAME OF INDIVIDUAL REPORTING PERSON AND SOCIAL SECURITY NO.

         BEN HILL GRIFFIN III
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO

         -----------------------------------------------------------------------

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
         -----------------------------------------------------------------------

 NUMBER OF                 (7)      SOLE VOTING POWER          22,064
  SHARES
BENEFICIALLY               -----------------------------------------------------
 OWNED BY
   EACH                    (8)      SHARED VOTING POWER        3,577,126
 REPORTING
PERSON WITH                -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER     22,064

                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER   3,577,126

                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,599,190
         -----------------------------------------------------------------------

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11)

         51.09%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
         -----------------------------------------------------------------------


                               (Page 2 of 6 pages)

CUSIP NO. 01630104
          ---------------

(1)      NAME OF ENTITY REPORTING PERSON AND I. R. S. IDENTIFICATION NO.

         BEN HILL GRIFFIN, INC.
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
         -----------------------------------------------------------------------

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         FLORIDA
         -----------------------------------------------------------------------

 NUMBER OF                 (7)      SOLE VOTING POWER
  SHARES
BENEFICIALLY               -----------------------------------------------------
 OWNED BY
   EACH                    (8)      SHARED VOTING POWER        3,493,777
 REPORTING
PERSON WITH                -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER

                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER   3,493,777

                           -----------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,777
         -----------------------------------------------------------------------

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11)

         49.59%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
         -----------------------------------------------------------------------


                               (Page 3 of 6 pages)

CUSIP NO. 01630104
          ---------------

(1)      NAME OF ENTITY REPORTING PERSON AND I. R. S.
         IDENTIFICATION NO.
         BEN HILL GRIFFIN INVESTMENTS, INC.
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) [ ]
         (SEE INSTRUCTIONS)                                              (B) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS (SEE INSTRUCTIONS)

         OO
         -----------------------------------------------------------------------

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                            [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         NEVADA
         -----------------------------------------------------------------------

 NUMBER OF                 (7)      SOLE VOTING POWER          3,493,777
  SHARES
BENEFICIALLY               -----------------------------------------------------
 OWNED BY
   EACH                    (8)      SHARED VOTING POWER
 REPORTING
PERSON WITH                -----------------------------------------------------

                           (9)      SOLE DISPOSITIVE POWER     3,493,777

                           -----------------------------------------------------

                           (10)     SHARED DISPOSITIVE POWER

                           -----------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,493,777
         -----------------------------------------------------------------------

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                  [ ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11)

         49.59%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
         -----------------------------------------------------------------------


                               (Page 4 of 6 pages)

CUSIP NO. 01630104
          ------------

                                  INTRODUCTION

         This statement on Schedule 13D (the "STATEMENT") constitutes Amendment No. 2 to the filing of an original Schedule 13D undertaken by each of Ben Hill Griffin III ("BHGIII"), Ben Hill Griffin, Inc. ("BHGI") and Ben Hill Griffin Investments, Inc. ("BHG INVESTMENTS") (collectively the "REPORTING PERSONS"), as of November 12, 1997, in connection with a transfer by BHGI, a corporation indirectly controlled by BHGIII, to BHG Investments, a corporation wholly owned by BHGI, of 3,493,777 shares of the common stock, par value $1.00 per share, of Alico, Inc., a Florida corporation ("ALICO"), completed on November 5, 1997. Amendment No. 1 was filed on October 1, 2001 for the principal purpose of reporting upon the status of a civil suit (The Four Sisters Protectorate, et al v. Ben Hill Griffin, III, Trustee, Case No. GC-G-0054, Section 81) (the "SUIT") that had been filed in January 2000 against BHG III by the families of his four sisters, most of the members of which are beneficiaries of a trust, entitled the Ben Hill Griffin, Jr. Revocable Intervivos Trust #1 (the "TRUST"). The Suit sought the imposition of judicial sanctions, including BHG III's removal as trustee of the Trust, and asserted as grounds for such demands allegations of over-compensation and receipt of an illegal bonus.

         As reported in Amendment No. 1, BHGIII, as trustee, vigorously rejected such allegations and during pre- trial proceedings obtained orders dismissing certain claims and striking others. Trial of the Suit commenced on March 26, 2001, but was adjourned three days later by order of the Court imposing mediation proceedings. On March 29, 2001, after mediation, BHGIII and a representative of the plaintiffs, joined by their respective counsel, executed a document, entitled "SETTLEMENT AGREEMENT", which set forth the basic elements of a settlement of the Suit, contingent upon Internal Revenue Service approval of the proposed transaction as a tax free split-off, the Court's judicial termination of the Trust and certain other matters. The terms of the two page Settlement Agreement were not intended nor sufficient to resolve all specific items necessary to consummate a settlement of the Suit, but did provide that the Alico shares then owned by BHG Investments would be utilized in the tax free split-off, along with other assets, as a means of allocating to the plaintiffs assets approximating the value of their interests in BHGI, a holding company wholly owned by the Trust, BHGIII, and the plaintiffs.

         Although the Settlement Agreement provided that the split-off was to be completed on May 1, 2001, the parties were advised by their respective counsel that such transaction could not be closed without prior receipt of the requested revenue ruling approving the contemplated tax free split-off, and that, by reason of the time involved with the preparation, filing and review of the ruling request, such ruling would likely not be forthcoming for many months. Although no objection was voiced with respect to such delay, disagreements between the parties to the Settlement Agreement arose almost immediately following execution concerning its validity and enforceability, and on May 14, 2001, Harriett G. Harris (BHGIII's sister), George W. Harris, Jr., her spouse, and their lineal descendants (collectively the HARRIS FAMILY") filed a motion with the Court seeking to have the Settlement Agreement declared invalid and unenforceable. This motion in turn caused further negotiation and mediation among the parties which did not produce any agreement as to whether or how the Settlement Agreement might be consummated. As a result, BHGIII filed a motion to enforce the Settlement Agreement which was heard by the Court commencing Wednesday, October 3, 2001.

         The Reporting Persons are filing this Amendment No. 2 together as a group pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

ITEM 1.           SECURITY AND ISSUER

                  Previous disclosure unchanged

ITEM 2.           IDENTITY AND BACKGROUND.

                  Previous disclosure unchanged

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Previous disclosure unchanged


                               (Page 5 of 6 pages)

CUSIP NO. 01630104
          ----------------

ITEM 4.           PURPOSE OF TRANSACTION.

                  Previous disclosure unchanged

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Previous disclosure unchanged

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On Friday, October 5, 2001, the Polk County Circuit Court Judge assigned to hear BHG III's motion tentatively ruled in favor of the Settlement Agreement's validity and enforceability as to all parties, including the Harris Family. In rendering its ruling, the Court indicated that a final written order will be issued shortly. The Reporting Persons expect that the Harris Family will appeal this ruling, once entered in written form by the Court. Pending the conclusion of such appeal, if filed, BHG III expects to pursue further negotiations with representatives of the plaintiffs for the purpose of determining what steps may be needed, in addition to obtaining Internal Revenue Service approval of the proposed transaction as a tax free split-off and obtaining any further required Court order, to effect a consummation of the Settlement Agreement, if ultimately held enforceable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Previous disclosure unchanged

SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                              /s/Ben Hill Griffin
                              --------------------------------------------------
                              Ben Hill Griffin III

                              BEN HILL GRIFFIN, INC.


                              By:/s/Ben Hill Griffin III
                                 -----------------------------------------------
                                 Ben Hill Griffin III, Chief Executive Officer

                              BEN HILL GRIFFIN INVESTMENTS, INC.


                              By:/s/Ben Hill Griffin III
                                 -----------------------------------------------
                                 Ben Hill Griffin, President

October 8, 2001


                               (Page 6 of 6 pages)